File Number: 57539-0008

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 25, 2008

BY COURIER AND
FILED BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
U.S.A.
Mail Stop 7010

Attention:          Mr. H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

STRATEGIC AMERICAN OIL CORPORATION (the "Company")
File No. 333-149070
Response to SEC Comment Letter dated June 12, 2008 with respect to
Amendment No. 3 to Registration Statement on Form S-1 filed on May 23, 2008

We write on behalf of the Company in response to the letter (the "Comment Letter") of June 12, 2008 from the Securities and Exchange Commission (the "Commission") commenting on Amendment No. 3 to the Registration Statement on Form S-1 ("S-1 Amendment 3") filed with the Commission by the Company on May 23, 2008. On behalf of the Company, we have filed with the Commission, via the EDGAR system, Amendment No. 4 to the Registration Statement on Form S-1 ("S-1 Amendment 4") that updates the Company's Registration Statement pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of S-1 Amendment No. 4, plus two copies that have been redlined to show the changes from S-1 Amendment No. 3.

On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein but not defined have the same meanings given such terms in S-1 Amendment No. 4.

Form S-1/A3 Filed May 23, 2008

General

1.         Please be reminded that your interim financial statements will need to be updated in accordance with Rule 8-08 of Regulation S-X if your registration statement is not effective by June 13, 2008.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has provided interim financial statements for the period ended April 30, 2008 in the S-1 Amendment No. 4 in order to comply with Rule 8-08 of Regulation S-X.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 57

Oil and Gas Properties, page 58

2.         We note your response to prior comment 4, indicating that the entire $2.5 million amount, as disclosed on page 64, represents estimated future production costs consisting of maintenance and workover charges for the Barge Canal (Welder lease), and does not contain any estimate for expenditures to bring undeveloped reserves into production. Please explain in more details the nature of your expected workover charges, sufficient to understand why you believe such charges are appropriately characterized as production rather than development costs, as those terms are defined in Rule 4-10(a) of Regulation S-X. Additionally, please expand your disclosure to clarify the extent of your proved undeveloped reserves. If you have none, so state.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company reviewed the assumptions regarding future production costs and has revised the disclosure in Note 11 of its audited financial statements to show an amount of $190,000 as future development costs. Accordingly, future production costs have been reduced to $2,307,721 with no resulting change in future cash flows before income taxes. Additional disclosure has been added to clarify that future development costs include only the estimated costs to bring non-producing developed reserves into production, and that the Company has no proved undeveloped reserves.

Note 5 - Oil and Gas Properties, page 61

3.         We note that you did not comply with prior comment 3, asking that you submit your computations of significance pertaining to your acquisitions of interests in producing oil and gas properties. Although you may identify factors which would not ordinarily lead you to conclude that you acquired a business under Rule 11-01(d) of Regulation S-X, our position is not that an interest in a producing property must have all of the characteristics of a typical business, but rather that it should be evaluated as a business acquisition is evaluated under Rule 3-05 or 8-04 of Regulation S-X, to determine whether financial statements are necessary for investors to adequately evaluate the transaction. Our views on financial statements pertaining to interests in producing oil or gas properties are set forth in SAB Topic 2:D, to which we referred in an earlier comment.

If you do not have the historical information necessary to provide the financial statements that would otherwise be required, since it appears that at minimum your acquired working interests met the investment significance test, we suggest that you contact us by telephone to discuss your situation. We reissue prior comment 3.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company has, pursuant to a letter to the Commission dated June 19, 2008, addressed to the attention of Leslie A. Overton, Associate Chief Accountant, made an application for relief from Rule 3-05(b) of Regulation S-X. For the Staff's convenience, we reproduce the substantive portion of such June 19, 2008 letter below:

"The Company appreciates guidance received from Commission Staff to the effect that an acquisition of an interest in a producing oil and gas property should be evaluated as a business acquisition is evaluated under Rule 3-05 or 8-04 of Regulation S-X, to determine whether financial statements are necessary for investors to adequately evaluate the transaction.

The Company's Holt, Strahan and McKay leases (collectively, the "Leases") represented approximately 16% of the Company's total oil and gas properties immediately following their acquisition from Energy Program Accompany, LLC ("EPA"). However, the Leases accounted for approximately 35% of the Company's revenues for the period from inception to July 31, 2007 (and approximately 37% of the Company's revenues for the period from inception to April 30, 2008). Accordingly, the Company acknowledges that it would ordinarily be required to include in the Registration Statement audited financial statements in respect of the Leases for at least the most recent fiscal year.

The Company wishes to apply to the Commission for a waiver from this requirement for the reasons set forth below. The factual information provided herein relating to the Company has been made available to us by the Company.

We are informed by the Company as follows:

1.   In accordance with industry practice for an acquisition of this size and nature, the Company did not request, nor did EPA provide, any financial records or disclosures concerning EPA's production from the Leases, and due diligence was limited to:

(a)   review by Company personnel of relevant historical well information on file with the Louisiana Department of Natural Resources ("LDNR"), via its SONRIS Lite database and attendance at the LDNR's district office in Monroe, Louisiana, for additional data on production, log copies, well status, environmental issues, plugging, bonding, and the like; and

(b)   lease information provided by EPA was cross-checked by Company personnel against oil and gas lease and deed records maintained at the Parish County Court House in Monroe, Louisiana;

2.   Additional financial due diligence was regarded as unnecessary due, in part, to the fact that oil and gas lease operating costs are largely standardized throughout the industry (with the exception of costs related to unexpected repairs which are specific to a prospect or well or interruptions in operations due to weather);

3.   It is highly unlikely that EPA will provide the Company with its historical financial results in respect of the Leases, particularly if it did not segregate such results from those of its other properties;

4.   EPA is not a public company, and, to the knowledge of the Company, its financial records are not publicly available;

5.   In the Company's view, the wells on the Leases were in need of significant reconditioning work during EPA's period of ownership, and the Company recognized that historical operating results would not provide a meaningful indication of future operating results following completion of the reconditioning work identified by the Company during its due diligence investigation of the Leases as being necessary to increase production; and

6.   In the months following the acquisition of the Leases, the Company incurred approximately $43,000 in capitalized development expenditures and approximately $325,000 in maintenance, reconditioning and operating costs above the anticipated future operating costs of 65% of gross production revenues. Prior to the acquisition, the Leases were producing approximately 7 barrels per day which was increased to approximately 17 barrels per day for the fiscal year ended July 31, 2007 and approximately 16 barrels per day for the nine months ended April 30, 2008.

As part of the maintenance and reconditioning work, the Company reworked the Strahan No. 1, McKay No. 1 and Holt No. 10 and No. 24 wells (i.e., pulled rods, tubing and down hole pumps), repaired and/or replaced worn equipment (rods, tubing downhole pumps), and put the Holt No. 22 back into production (which required the installation of a new down hole pump, rods and tubing in the well). The Company purchased a new surface pumping unit and motor for the Holt No. 22 well, built a new tank battery for the Holt No. 22 and No. 24 wells, with 4 x 300 bbl storage tanks (for salt water and oil storage) along with two oil/water separators. Additionally, the Company built all-weather roads to each well site and tank battery, buried all flow lines from the wells to tank batteries and from the salt water storage tanks to the salt water disposal well, and installed new poles and power lines to supply 440 volt power to all wells. All well or tanks battery sites were also cleaned up (which included removal of old equipment and trash), and the Company took additional steps to ensure that the wells complied with all LDNR rules and regulations, including environmental requirements.

In light of the foregoing, the Company respectfully requests a waiver from the requirement in Rule 3-05(b) of Regulation S-X that its Registration Statement include audited financial statements in respect of the Leases for at least the most recent fiscal year. The historic financial information required to prepare such financial statements is not readily available and, if it were available, will not provide meaningful disclosure to investors in the Company."

4.         Please reconcile your disclosure under this heading stating that you acquired interests in the Welder lease on August 1, 2006, with your disclosure on page 26, indicating the interest was acquired in September 2006. Also disclose the extent to which the properties underlying your interests in each of the Welder, Holt, Strahan, and McKay leases were producing properties at the time of acquisition, notwithstanding their proved or unproved reserve status, and indicate their present operating status.

Response:

We thank the Staff for its comment in this regard and we hereby confirm, on behalf of the Company, that the Company completed the acquisition of its interests in the Welder lease on November 16, 2006, with an effective date of August 1, 2006. The Company has revised its disclosure to clarify this (see pages 26-28 of the marked copy of the S-1 Amendment 4). Additional disclosure was added to outline the extent to which each of the Welder, Holt, Strahan and McKay leases were producing properties at the time of acquisition (see pages 26-27 of the marked copy of the S-1 Amendment No. 4). The present operating status of these properties has already been disclosed in the description of these leases (see pages 26-27 of the marked copy of the S-1 Amendment No. 4).

If you require further information or have any questions, please contact the undersigned at (604) 691-7445.

Yours very truly,

"Thomas J. Deutsch"

Thomas J. Deutsch
for Lang Michener LLP

Encls.

cc:         Mr. Sean Donahue (via fax: 202-772-9368)

              Strategic American Oil Corporation
              Attn: Mr. Randall Reneau, President and CEO